UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN

PRIVATE

ISSUER PURSUANT

TO RULE 13a

-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich,

Switzerland
(Address of principal executive

office)
Indicate by check mark

whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-
F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark

if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only permits the

submission in paper of a Form 6-K if

submitted solely to provide an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only permits the

submission in paper of a Form 6-K if

submitted to furnish a report or other
document that the registrant foreign private

issuer must furnish and make

public under the laws of the

jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the home country
exchange on which the registrant’s securities are

traded, as long as the report or other

document is not a press release, is not required
to be and has not been distributed to the

registrant’s security holders, and, if discussing a material event, has already been the subject
of a Form 6-K submission or other

Commission filing on EDGAR.
Indicate by check mark

whether the registrant by furnishing the information contained in this Form is also thereby furnishing

the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities Exchange

Act of 1934.
Yes
⬜
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated October

30, 2023, titled “ABB appoints Mathias Gaertner

as General Counsel
and Company Secretary”.

—
ZURICH, SWITZERLAND, OCTOBER

30, 2023
ABB appoints Mathias

Gaertner

as
General Counsel

and Company
Secretary
ABB announced today that Mathias Gaertner

has been appointed General Counsel

and Company Secretary
and a Member of the Executive Committee.

He will join ABB in

2024 and succeed Natalia Shehadeh,

who
has held the position of General Counsel

and Company Secretary ad interim

since June 1, 2023, and who in
the future will focus on her role

as Chief Integrity Officer of ABB. Natalia will

remain in her ad interim

position
until Mathias has joined ABB.
German national, Mathias has a strong

track record of managing international

M&A transactions, litigations,
IP and compliance. He is currently Head

Legal & Compliance of global

construction materials company
Holcim and has been a member of its

Group Executive Committee since

2021. Prior to that, he spent
10 years at Honeywell Building Technologies, most recently

as General Counsel, playing an instrumental
role in the business’ growth. He has

also worked for law firms Skadden,

Arps, Slate, Meagher

& Flom LLP
and Affiliates and Baker & McKenzie. Mathias

studied at the University

of Münster, Germany, where he
obtained his PhD, and is admitted to the

German bar.
ABB CEO Björn Rosengren said: “After

a thorough selection process we

are delighted to appoint

a general
counsel with extensive experience in

decentralized organizations.

We look forward to Mathias further
strengthening the capabilities of our

legal teams and building on our

strong culture of integrity. I would like to
take this opportunity to also thank

Natalia for her valuable contribution

while stepping in

ad interim and wish
her all the best for when she returns to

her role as ABB’s Chief Integrity Officer.”
ABB

is a technology leader in electrification

and automation, enabling a more sustainable

and
resource-efficient future. The company’s solutions

connect engineering know-how

and software to optimize
how things are manufactured, moved,

powered and operated.

Building on more than 140 years of
excellence, ABB’s ~105,000 employees

are committed to driving innovations

that accelerate industrial
transformation. www.abb.com
1/1
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: October 30, 2023. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: October 30, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance